FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X]Form 10-K and Form 10-KSB [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q and
   Form 10-QSB [ ]Form N-SAR

         For Period Ended:  DECEMBER 31, 1997
         [ ]Transition Report on Form 10-K
         [ ]Transition  Report  on Form  20-F
         [ ]Transition  Report  on Form 11-K
         [ ]Transition Report on Form 10-Q
         [ ]Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________

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     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE

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Part I - Registrant Information


         Full Name of Registrant:  WIRELESS CABLE & COMMUNICATIONS, INC.

         Former Name if Applicable

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         Address of Principal Executive Office (Street and Number):
         102 WEST 500 SOUTH, SUITE 320

         City, State and Zip Code:
         SALT LAKE CITY, UTAH  84101

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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative Response

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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)

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Part IV - Other Information

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         (1)      Name and  telephone  number of person to  contact in regard to this notification

         SCOTT R. CARPENTER, ESQ.                                 (801) 532-1234
                  (Name)                         (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   [X]Yes  [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   [ ]Yes  [X]No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      WIRELESS CABLE & COMMUNICATIONS, INC.
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 31, 1998   By: /S/ Anthony Sansone
                          --------------------------------
                          Anthony Sansone, Secretary and Treasurer



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                                   ATTACHMENT

Part III   Narrative Response

         Registrant's business operations consist primarily of its interest in wireless telecommunications rights in countries outside of the United States. The Company's principal business asset, and only operating system, is located in the Republic of Venezuela. The Company only recently acquired its interest in that system.

         When the Company's auditors, Deloitte & Touche, LLP, began the audit of the Registrant's financial statements relating to its Venezuelan operations, they discovered that the prior management of those operations had not maintained its financial books and records in accordance with generally accepted accounting principles. As a result, the Company was required to restate the books and records of the Venezuelan operation for the past 3 years in order for Deloitte & Touche to complete its audit. This process has been time consuming and, despite Deloitte & Touche's diligence, the audit of the Company's financial statement has not yet been completed and could not be completed before the due date of Registrant's annual report on Form 10-KSB without unreasonable effort or expense. Registrant believes, however, that Deloitte & Touche's audit of Registrant's financial statements will be completed no later than th 15th calendar day following the date of this notification, and that Registrant will be able to timely file its annual report on Form 10-KSB within such period.